UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CEC ENTERTAINMENT, INC.

(Names of Subject Company (Issuer))

Q MERGER SUB INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

QUESO HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

APOLLO MANAGEMENT VIII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

125137109

(CUSIP Number of Class of Securities)

Q Merger Sub Inc.

c/o Apollo Management VIII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Steven A. Cohen

Ronald C. Chen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019-6150

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$946,665,414	$121,931
*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 17,530,841 shares of common stock, par value $0.10 per share, at $54.00 per share. This includes (i) 16,971,366 shares of unrestricted common stock outstanding on the date hereof and (ii) 559,475 shares of restricted stock outstanding on the date hereof.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the Transaction Value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$121,931	Filing Party:	Q Merger Sub Inc.
Form or Registration No.:	Schedule TO	Date Filed:	January 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Queso Holdings Inc., a Delaware corporation (“Parent”), Q Merger Sub Inc. (the “Offeror”), a Kansas corporation and a wholly owned subsidiary of Parent, and Apollo Management VIII, L.P., a Delaware limited partnership, with the Securities and Exchange Commission on January 16, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Offeror for all of the outstanding common stock, par value $0.10 per share (the “Common Stock”), and any associated rights (the “Rights”), issued pursuant to the Rights Agreement, dated as of January 15, 2014, between CEC Entertainment, Inc., a Kansas corporation (the “Company”), and Computershare Trust Company, N.A., as rights agent, (each share of Common Stock and any associated Rights are referred to herein as a “Share”) of the Company at a price of $54.00 per share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated January 16, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 15 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following immediately after the final paragraph:

Litigation. Following the January 16, 2014 announcement that the Company had entered into the Merger Agreement, three putative shareholder class actions were filed on behalf of purported stockholders of the Company against the Company, its directors, Apollo Global Management, LLC, Parent, and Merger Sub in connection with the Merger Agreement and the Transactions. All three actions were filed in the District Court of Shawnee County, Kansas. The first purported class action, which is captioned Hilary Coyne v. Richard M. Frank et al., Case No. 14C57, was filed on January 21, 2014 (the “Coyne Action”). The second purported class action, which is captioned John Solak v. CEC Entertainment, Inc. et al., Civil Action No. 14CS5, was filed on January 22, 2014 (the “Solak Action”). The third purported class action, which is captioned Irene Dixon v. CEC Entertainment, Inc. et al., Case No. 14C81, was filed on January 24, 2014 and additionally names as defendants Management VIII and the Holding Partnership (the “Dixon Action”) (together with the Coyne and Solak Actions, the “Shareholder Actions”).

Each of the Shareholder Actions alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with their consideration and approval of the Merger Agreement by, among other things, agreeing to an inadequate tender price, the adoption of a shareholder rights plan, and certain provisions in the Merger Agreement that allegedly make it less likely that the CEC board will be able to consider alternative acquisition proposals. The Coyne and Dixon Actions further allege that the CEC board was advised by a conflicted financial advisor. The Solak and Dixon Actions further allege that the CEC board was subject to material conflicts of interest in approving the Merger Agreement. The Dixon Action further alleges that the CEC board breached their fiduciary duties in approving a Schedule 14d-9 that contained material misrepresentations and omissions.

Each of the Shareholder Actions allege that Apollo Global Management, LLC aided and abetted the CEC board’s breaches of fiduciary duties. The Solak and Dixon Actions allege that CEC also aided and abetted such breaches, and the Solak Action further alleges that Parent and Merger Sub aided and abetted such actions.

The Shareholder Actions seek, among other things, an injunction to prevent consummation of the Offer and subsequent Merger, rescission of these transactions (to the extent already implemented), damages, attorneys’ and experts’ fees and costs, and other relief that the court may deem just and proper.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(A)	Complaint filed by Hilary Coyne on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 21, 2014, in the District Court of Shawnee County, Kansas.

(a)(5)(B)	Complaint filed by John Solak, individually and on behalf of all others similarly situated, on January 22, 2014, in the District Court of Shawnee County, Kansas, Civil Division.

(a)(5)(C)	Complaint filed by Irene Dixon, on behalf of herself and all others similarly situated, on January 24, 2014, in the District Court of Shawnee County, Kansas.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2014

Q Merger Sub Inc.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

Queso Holdings Inc.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

Apollo Management VIII, L.P.

By:	AIF VIII Management, LLC, its General Partner

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 16, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Parent, the Offeror and the Company on January 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).

(a)(1)(G)	Summary Advertisement published in the Wall Street Journal and dated January 16, 2014.*

(a)(5)(A)	Complaint filed by Hilary Coyne on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 21, 2014, in the District Court of Shawnee County, Kansas.

(a)(5)(B)	Complaint filed by John Solak, individually and on behalf of all others similarly situated, on January 22, 2014, in the District Court of Shawnee County, Kansas, Civil Division.

(a)(5)(C)	Complaint filed by Irene Dixon, on behalf of herself and all others similarly situated, on January 24, 2014, in the District Court of Shawnee County, Kansas.

(b)(1)	Commitment Letter, dated as of January 15, 2014, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., UBS AG, Stamford Branch and UBS Securities LLC.*

(d)(1)	Agreement and Plan of Merger, dated as of January 15, 2014, by and among Q Merger Sub Inc., Queso Holdings Inc. and CEC Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).

(d)(2)	Limited Guarantee, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. in favor of CEC Entertainment, Inc.*

(d)(3)	Equity Commitment Letter, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. to Queso Holdings, Inc.*

(g)	None.

(h)	None.

*	previously filed